SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 17, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
Corporate Taxpayer’s ID (CNPJ/MF) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007
(Publicly-Held Company)

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON AUGUST 29, 2007

DATE, TIME AND PLACE: On August 29, 2007, at 10:00 am, at the Company’s headquarters, located at Avenida Jurandir, 856, Lote 04, 1o andar, Jardim Ceci, in the City of São Paulo, State of São Paulo. Attendance: All the members of the Board of Directors. Presiding Board: Maria Cláudia Oliveira Amaro Demenato, Chairwoman, and Flávia Turci, Secretary. AGENDA: To resolve on the capital stock increase, within the limit of authorized capital, pursuant to Article 6 of the Company’s Bylaws, by means of exercising the stock option granted in compliance with the provisions in the Company’s Stock Option Granting Plan approved at the Extraordinary General Meeting held on September 29, 2005 (“Plan”). RESOLUTIONS: After analysis and deliberation, the capital stock increase was approved by unanimous vote, within the limit of authorized capital, pursuant to Article 6 of the Company’s Bylaws, by means of the exercise of the stock option by the Company’s executive Mauro Guimarães Squizato, in view of his retiring from the Company as of February 6, 2007; the stock option was granted in compliance with the Stock Option Granting Plan, in the amount of four hundred and ninety-six thousand, nine hundred and forty-six reais and forty-eight centavos (R$496,946.48), through the issuance of twenty-one thousand, eight hundred and six (21,806) nonpar, registered, book-entry preferred shares, sixteen thousand, one hundred and forty (16,140) of which are preferred shares related to the first grant, and five thousand, six hundred and sixty-six (5,666) are preferred shares related to the second grant, raising the capital stock from six hundred and seventy-five million reais (R$675,000,000.00), divided into one hundred and fifty million, five hundred and sixty-three thousand, three hundred and forty-one (150,563,341) nonpar, registered, book-entry shares, fifty-nine million, seven hundred and ninety-one thousand, nine hundred and fifty-five (59,791,955) of which are common shares, and ninety million, seven hundred and seventy-one thousand, three hundred and eighty-six (90,771,386) are preferred shares, to six hundred and seventy-five million, four hundred and ninety-six thousand, nine hundred and forty-six reais and forty-eight centavos (R$675,496,946.48), divided into one hundred and fifty million, five hundred and eighty-five thousand, one hundred and forty-seven (150,585,147) nonpar, registered, book-entry shares, fifty nine million, seven hundred and ninety-one thousand, nine hundred and fifty-five (59,791,955) of which are common shares, and ninety million, seven hundred and ninety-three thousand, one hundred and ninety-two (90,793,192) are preferred shares, fully subscribed on the date hereof, pursuant to the subscription list attached herein as Exhibit I, for the duly restated issue price of fifteen reais and twenty-one centavos (R$15.21) per preferred share related to the first grant, and forty-four reais and thirty-eight centavos (R$44.38) per preferred share related to the second grant, in compliance with the provisions in the Plan, without preemptive right for the Company’s shareholders, pursuant to Article 171, paragraph 3, of Law 6,404/76. The shares issued herein shall grant their holders, as of the date of their issuance, the same rights granted to the shares of the same type, pursuant to the law and the Company’s Bylaws, being entitled to receiving full dividends that may come to be distributed based on the result obtained in the year of 2007, except for the Company’s preemptive right in the repurchase of said shares, as provided for in the Plan. The Company’s Board of Directors is hereby authorized to practice any and all acts and sign any and all documents that are necessary to carry out the resolutions approved herein. Closure: Nothing more to be dealt with, the meeting was adjourned, and these present minutes were drawn up, which, after being read and found in compliance, were signed by all attending the meeting. São Paulo, August 29, 2007. Presiding Board: Ms. Maria Cláudia Oliveira Amaro Demenato –Chairwoman, and Ms. Flávia Turci - Secretary. Members: Maria Cláudia Oliveira Amaro Demenato, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, Luiz Antônio Corrêa Nunes Viana Oliveira, Pedro Pullen Parente and Adalberto de Moraes Schettert. This is a free English translation of the original instrument drawn up in the Company’s records.

_____________________________
Flávia Turci
Secretary

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Exhibit to the Minutes of TAM S.A.’s Board of Directors Meeting,
Held on August 29, 2007.

Subscription List

Twenty one thousand, eight hundred and six (21,806) nonpar, registered, book-entry preferred shares, for the total subscription price of four hundred and ninety-six thousand, nine hundred and forty-six reais and forty-eight centavos (R$496,946.48), at a capital stock increase as per resolution taken by the Board of Directors Meeting held on August 29, 2007.

Name, qualification and	Number of	Amount	Method and term of
domicile	shares	subscribed	payment
		(R$)

Mauro Guimarães Squizato, journalist, identity card (RG)1.711.609 and individual taxpayer’s registration (CPF)026.021.138-91, domiciled at Rua Cristalândia, 52 – Alto de Pinheiros – São Paulo/SP	21,806	496,946.48	To be paid in cash, in domestic currency, within four (4) days as of this date.

São Paulo, August 29, 2007.

Company:

TAM S.A.
Líbano Miranda Barroso	Ruy Antonio Mendes Amparo

Undersigned:

_____________________________
Mauro Guimarães Squizato

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.